FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation
1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

July 21, 2005

ITEM 3 - NEWS RELEASE

The press release was issued August 2, 2005 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On August 2, 2005, Rubicon Minerals Corporation (“Rubicon”) announced that its investee Africo Resources Ltd. (“Africo”) had completed its First Round Mezzanine Private Placement Financing (the “Financing”), pursuant to which Africo had raised gross proceeds of CDN$5,310,781.50.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

A.     The Financing, its Background, its Purpose and its Material Terms

On July 21, 2005, Africo, in which Rubicon holds a 36.8% interest, completed its First Round Mezzanine Private Placement Financing. The Financing was carried out in three tranches, with the first tranche closing on April 22, 2005, the second tranche closing on May 4, 2005, and a third tranche closing on July 21, 2005. Under the Financing, Africo issued a total of 3,540,521 Common shares to existing Africo shareholders at a price of CDN$1.50 per share, for total proceeds of CDN$5,310,781.50.

Africo is a British Columbia incorporated private company which was created in early 2004 in order to carry out advanced-stage mineral exploration and development in Africa. Africo’s business plan is to explore for and develop gold and base metal assets in southern Africa and to seek strategic partnerships where warranted.
Africo has the exclusive right to earn a 75% interest in the Kalukundi copper-cobalt deposit, located approximately 50 kilometres west of the major Tenke-Fungurume deposit in the copper and cobalt-rich Katanga Province of the Democratic Republic of the Congo. Africo also recently entered into an agreement to acquire a 70% interest in the mineral property referred to as the

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“Kamasani Property” (also known as the Comide Property) from private Congolese vendors (Comide s.p.r.l. and AKAM s.p.r.l.). The 100 square kilometre Comide Property surrounds the Kalukundi Concession and is believed to contain a number of mineralized bodies which offer high potential for the delineation of additional resources. The terms of this agreement are summarized in Rubicon’s news release dated July 5, 2005.

The proceeds from the Financing will be used to provide sufficient funds to continue the ongoing feasibility program at the Kalukundi Project. At Kalukundi, work on the feasibility study is progressing. Some additional diamond drilling is required to ensure that the resource classification between zero and 100 metres below surface is optimized, and this is currently being carried out and will continue into August. While resource modeling, environmental and metallurgical programs are all on schedule, hydrogeological work is behind schedule and could impact the projected Q4 2005 completion date of the feasibility study.

The Board of Africo has also approved an additional financing, referred to as the Second Round Mezzanine, which would provide up to CDN$5,000,000 at a price of CDN$1.50 per share to accommodate the Kamasani Property acquisition and associated due diligence costs, along with costs associated with revisions to the Kalukundi feasibility program. The Second Round Mezzanine is to be offered to Africo shareholders according to their respective pro rata interests as at the closing of the First Round Mezzanine Financing.

B.     The Anticipated Effect of the Financing on Rubicon’s Business and Affairs

As previously mentioned, the purpose of the Financing was to provide sufficient funds to continue the ongoing feasibility program at the Kalukundi Project.

As a result of the 2004 initial incorporation and organization of Africo (including the seed stage financing of Africo), and prior to the commencement of the First Round Mezzanine Financing, Rubicon held a total of 4,422,840 Common shares of Africo, out of a total of 12,580,756 Africo shares, or 35.2% of the then issued and outstanding share capital of Africo. Under the First Round Mezzanine Financing, Rubicon acquired an additional 1,512,609 Africo shares, so that Rubicon now holds a total of 5,935,449 Africo shares out of a total of 16,121,277 shares, or 36.8% of the issued and outstanding Africo shares. Rubicon’s cash investment into Africo under the First Round Mezzanine Financing was therefore CDN$2,268,913.50. Rubicon’s investment was made pursuant to a share subscription agreement for 1,420,000 shares which is attached as Schedule A to this Material Change Report, and pursuant to Rubicon exercising its right to subscribe for its pro rata portion (92,609) of any shares that were not subscribed for by other Africo shareholders.

If the investment had been made as at the end of Rubicon’s first quarter ended March 31, 2005, the investment would represent approximately 7% of Rubicon’s total assets.

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C.    Other Interested Parties - Interest and Participation in the Financing

One of Africo’s shareholders is Mr. John Tognetti. Mr. Tognetti is a principal shareholder and an insider of Rubicon for the purposes of applicable securities legislation, because Mr. Tognetti beneficially owns approximately 13.18% of the issued and outstanding shares of Rubicon.

Prior to the Financing, Mr. Tognetti and associated entities owned 758,333 Africo shares, or approximately 6% of the then issued and outstanding shares of Africo.

Under the Financing, Mr. Tognetti and associated entities acquired 919,756 additional Africo Shares at a price of CDN$1.50 per Africo Share, for proceeds to Africo of CDN$1,379,634. As a result, Mr. Tognetti and associated entities now hold a total of 1,678,089 Africo shares or approximately 10.4% of the issued and outstanding Africo Shares.

D.     Reliance Upon Exemptions from OSC Rule 61-501

Rubicon and Africo are “related parties” for the purposes of Ontario Securities Commission Rule 61-501 (“Rule 61-501”). The participation by Rubicon in the Financing is considered to be a “related party transaction” within the meaning of Rule 61-501, and is therefore subject to certain requirements prescribed by Rule 61-501. These requirements include the issuance of a material change report containing prescribed disclosure relating to the Financing.

Rubicon is exempt from the formal valuation and minority approval requirements of Rule 61-501 with respect to the Financing, because neither the fair market value of the Africo shares purchased by Rubicon nor the fair market value of the consideration paid by Rubicon for such Africo shares is greater than 25% of Rubicon’s market capitalization.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, B.C. the 2nd day of August, 2005

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SCHEDULE A

SUBSCRIPTION AGREEMENT